Sapphire Sky Boutique, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	**$1,437,430.34**
Cost of Goods Sold	
Cost of Goods Sold	635,606.57
Shipping	152,632.86
Total Cost of Goods Sold	**$788,239.43**
GROSS PROFIT	**$649,190.91**
Expenses	
Advertising & Marketing	149,391.05
Bank Charges & Fees	122,843.30
Insurance	2,394.00
Interest Paid	54,443.99
Job Supplies	13,048.63
Legal & Professional Services	2,374.24
Meals & Entertainment	121.01
Office Supplies & Software	36,265.03
Payroll - Federal and State	13,245.25
Payroll - Health Insurance Premium	18,114.16
Rent & Lease	34,692.42
Repairs & Maintenance	357.24
Salary & Wages	144,115.29
Taxes & Licenses	1,938.29
Taxes Paid - Sales Tax	29,827.26
Uncategorized Expense	551.33
Utilities	7,913.74
Total Expenses	**$631,636.23**
NET OPERATING INCOME	**$17,554.68**
Other Expenses	
Depreciation	6,088.00
Other Miscellaneous Expense	627.00
Total Other Expenses	**$6,715.00**
NET OTHER INCOME	**$ -6,715.00**
NET INCOME	**$10,839.68**

Sapphire Sky Boutique, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk - 5484 (5484)	82,890.90
Closed Bank Of America Account	0.00
Total Bank Accounts	**$82,890.90**
Other Current Assets	
Inventory	136,792.30
Total Other Current Assets	**$136,792.30**
Total Current Assets	**$219,683.20**
Fixed Assets	
Machinery & Equipment	36,528.44
Total Fixed Assets	**$36,528.44**
TOTAL ASSETS	**$256,211.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$226,665.31**
Total Liabilities	**$226,665.31**
Equity	
Opening Balance Equity	0.00
Retained Earnings	17,506.65
Shareholder Investment	1,200.00
Net Income	10,839.68
Total Equity	**$29,546.33**
TOTAL LIABILITIES AND EQUITY	**$256,211.64**

Sapphire Sky Boutique, LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,839.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-113,141.64
BOA Credit Card	-3,055.17
Chase Credit Card	-26,428.23
Discover Credit Card	20,054.04
Fidelity Rewards Visa Credit Card	-2,245.35
Direct Deposit Payable	0.00
Loan Payable - National Funding Loan 3 (deleted)	61,521.10
Loan Payable - National Funding Loan 4 (deleted)	52,296.15
Loan Payable - National Funding Loan 5 (deleted)	36,146.00
Loan Payable - On Deck Line of Credit	25,145.21
Loan Payable - Owner Loan	-21,337.01
Loan Payable - PayPal Working Capital (deleted)	14,139.40
Loan Payable - Stripe Working Capital Loan (deleted)	55,137.32
Payroll Tax Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	98,231.82
Net cash provided by operating activities	**$109,071.50**
INVESTING ACTIVITIES	
Machinery & Equipment	-36,528.44
Net cash provided by investing activities	**$ -36,528.44**
NET CASH INCREASE FOR PERIOD	**$72,543.06**
Cash at beginning of period	10,347.84
CASH AT END OF PERIOD	**$82,890.90**